Room 4561

July 25, 2007

Mr. Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, CT 06926-0700

  Re: Pitney Bowes, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2006
    Filed March 1, 2007
    File No. 001-03579

Dear Mr. Critelli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Very truly yours,

      Mark Kronforst
      Accounting Branch Chief